Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
     The following table sets forth the calculation of the ratio of earnings to fixed charges of Merge Healthcare Incorporated for the periods indicated:

(in thousands, except for ratios)	Three Months Ended March		Year ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Rental expense	$591	$461	$1,420	$1,877	$2,052	$1,389	$1,473

Imputed interest on rental expense (1)	$136	$106	$327	$432	$472	$319	$339
Interest expense	5	761	2,716	1,750	89	67	38

Total fixed charges	$141	$867	$3,043	$2,182	$561	$386	$377

Earnings
Pre-tax income (loss) from continuing operations	(3,104)	2,864	150	(23,743)	(171,808)	(249,473)	5,113
Fixed charges (interest expense)	141	867	3,043	2,182	561	386	377

	$(2,963)	$3,731	$3,193	$(21,561)	$(171,247)	$(249,087)	$5,490

Ratio of Earnings to Fixed Charges	NA	4.3	1.0	NA	NA	NA	14.6

Dollar amount of deficiency	$(3,104)	NA	NA	$(23,743)	$(171,808)	$(249,473)	NA

(1)	Assumes that the interest component of rental expense is 23% of total rental expense based on net present value analysis.